FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:      "Disclosure of share ownership - The shareholding in Syngenta AG of BlackRock Inc. exceeds the threshold value of 3%"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:
# # #

Disclosure of share ownership

The shareholding in Syngenta AG of BlackRock, Inc. exceeds the threshold value of 3%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The BlackRock Inc., 40 East 52nd Street, New York, 10022, U.S.A., disclosed on December 15, 2009 that its holding in the share capital of Syngenta AG has exceeded on December 1, 2009 the notifiable threshold margin due to acquisition of the Barclays Global Investors (BGI) business. The holding amounts to 3.84% of the share capital corresponding to 3,607,343 registered shares of Syngenta AG, ISIN CH0011037469, and 27,400 CFDs.

The contact person within BlackRock Inc. for this notification is Stuart Watchorn, BlackRock Investment Management Ltd, 33 King William Street, London, ECAR 9AS, UK.

Basel, Switzerland, December 16, 2009

Syngenta AG

SIGNATURES

SYNGENTA AG
Date:	December 16, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes